PROPERTY MANAGEMENT AGREEMENT

OAK TERRACE ACTIVE RETIREMENT CENTER

This PROPERTY MANAGEMENT AGREEMENT (the “Agreement”) is dated as of July 16th, 2006 (the “Start Date”) between OAK TERRACE JOINT VENTURE, L.P., a Kansas limited partnership (“Owner”), and GRACE MANAGEMENT, INC., a Texas corporation (“Manager”).

Owner owns the independent living facility commonly known as Oak Terrace Active Retirement Center, located at 1700 W. Washington Street, Springfield, Illinois 62702 (the “Property”). Owner desires to engage Manager, and Manager desires to accept such engagement, to manage, lease, operate, and maintain the Property on the terms and subject to the conditions set forth herein.

THEREFORE, the parties agree as follows:

ARTICLE 1. COMMENCEMENT AND TERM

1.1       Commencement and Term. Manager’s duties and responsibilities under this Agreement shall begin on the date hereof (the “Start Date”) and shall terminate on the earlier of (i) the conveyance of the Property or any portion thereof, as to such conveyed portion thereof only, or (ii) termination as provided in Article 10.

ARTICLE 2. MANAGER’S RESPONSIBILITIES

2.1       Management. Manager shall manage, operate and maintain the Property in an efficient and economic manner and shall arrange the performance of everything reasonably necessary to accomplish the foregoing, subject to the budgets, policies and limitations provided to Manager in writing by Owner from time to time. Manager shall keep the Property clean and in good repair, shall promptly order and supervise the completion of such repairs as may be required and shall generally do and perform, or cause to be done or performed, all things necessary or desirable to ensure the proper and efficient management, operation, and maintenance of the Property. Manager shall perform all services in a diligent and professional manner. Additionally, Manager shall upon Owner’s request cooperate with any proposed purchaser of the Property, any proposed lender evaluating the Property as collateral or any broker named by Owner in connection with a sale or financing of the Property. Manager is hereby authorized to take any action with respect to the Property which Manager believes in good faith is necessary for Manager to comply with all laws, rules and regulations applicable to Manager, as a licensed real estate broker or otherwise, and, when possible, Manager agrees to provide advance notice to and consult with Owner about any such action that has not been previously authorized. Manager shall exercise reasonable efforts to comply with all directions or instructions from Owner pertaining to the Property.

2.2        Employees; Independent Contractor. All arrangements and agreements with employees or independent contractors working at the Property shall confirm that Owner has no obligation or relationship with respect to such employees or independent contractors. Manager shall comply with all applicable governmental requirements relating to worker’s compensation, liability insurance, Social Security, unemployment insurance, hours of labor, wages, working conditions, employment discrimination, and other employer-employee related matters and shall prepare and file all forms required in connection therewith. Manager shall obtain coverage of all employees who handle funds of Owner by fidelity bond or under a comprehensive crime insurance policy, each in amounts required by Owner and indemnifying Owner against loss, theft, embezzlement, or other fraudulent acts of Manager or its employees. Manager shall employ, directly or through third party contractors (e.g., an employee leasing company) all labor and employees required for the operation and maintenance of the property, it being agreed that all employees shall be deemed employees of Manager and not Owner. Owner’s insurance policies required hereunder shall not cover and the Owner shall not be liable for any wrong doing by Manager’s employees, any claims, costs, damages and liabilities, including but not limited to the defense of any claim or lawsuit arising out of the employment of any of the Manager’s employees. All approved costs and expenses associated with such employees (including, without limitation, wages and benefits) shall be costs of, billed to, and reimbursed by the Property.

2.3       Compliance with Laws. Manager shall comply with all governmental requirements relative to the performance of its duties hereunder and shall use diligent efforts to cause the Property to comply with all applicable governmental requirements. Manager represents that it is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, that it is authorized to do business and is in good standing in the State of Illinois, and that it has all licenses and permits required to perform its duties under this Agreement.

(a)        Owner represents that it has no knowledge of any violations existing at or prior to the Start Date of any ordinances, laws, rules, regulations or orders (including, but not limited to, those relating to the disposal of solid, liquid and gaseous wastes or materials) of any city, county, state or federal government, or any public authority or official thereof, or of any court, having jurisdiction over it.

(b)        Except to the extent any existing violations resulted from the acts or omissions of Manager, Manager shall not have any responsibility or liability for violations existing at or prior to the Start Date of any ordinances, laws, rules, regulations or orders (including, but not limited to, those relating to the disposal of solid, liquid and gaseous wastes or materials) of any city, county, state or federal government, or any public authority or official thereof, or of any court, having jurisdiction over it, except to: (i) notify Owner promptly of any existing violations actually discovered by Manager: (ii) forward to Owner promptly any complaints, warning, notices or summonses received by it relating to such matters; and (iii) use diligent efforts to cure any such existing violations.

(c)       Manager shall have responsibility and, to the extent of its or its agents’ acts or omissions, liability for compliance of the Property and any of its equipment with the requirements of any and all ordinances, laws, rules, regulations or orders (including, but not limited to, those relating to the disposal of solid, liquid and gaseous wastes or materials) of any city, county, state or federal government, or any public authority or official thereof, or of any court, having jurisdiction over it on a going forward basis. Manager shall notify Owner promptly, and forward to Owner promptly, any complaints, warnings, notices or summonses received by it relating to such matters, and shall use diligent efforts to cure any violation relating to such complaints, warnings, notices or summonses.

(d)       Owner: (i) represents that the Property has not received any notice regarding non-compliance with all applicable legal requirements; (ii) authorizes Manager to disclose the ownership of the Property to any such officials; and (iii) agrees to indemnify, defend and save Manager, its affiliates and their respective officers, directors, representatives and employees harmless from any and all losses, costs, damages, claims, fines, penalties, expenses and liabilities which may be imposed upon or threatened against any of them by reason of any current or future violation or alleged violation of such laws, ordinances, rules, regulations, or orders, or in connection with any bills or charges unpaid by Owner except for any violations resulting from the acts or omissions of any such indemnified party.

(e)        Manager shall furnish to Owner no later than the end of the third (3rd) business day after receipt by Manager each notice or order affecting the Property, including, without limitation, any notice from any taxing or other governmental authority, any notice of violation of any governmental requirement by the Property or Owner, any notice of default or otherwise from the holder of any mortgage or deed of trust, or any notice of renewal, termination or cancellation of or default under any insurance policy. Manager shall not take any action regarding such notice, order or requirement, however, as long as Owner is contesting or has notified Manager of its intention to contest such notice, order or requirement.

2.4      Approved Budget, Business Plan, Five Year Capital Improvement Plan. (a) Manager shall, under Owner’s guidance, prepare an annual capital and operating budget, including Business Plan and Five Year Capital Improvement Plan (together, the “Plans”), on a monthly basis for the projected revenue and the promotion, operation, staffing, repair, maintenance and improvement of the Property. The Plans shall be prepared on the budget cycle required by the Owner. Forms of the Plans are attached hereto as Exhibit A (Approved Budget) and Exhibit B (Business Plan and Five Year Plan). Such budget as amended by Owner from time to time and each subsequent annual budget as approved and amended from time to time by Owner is referred to herein as the Approved Budget. Owner may amend prospectively such Approved Budget at any time in its good faith discretion upon thirty (30) days prior notice to Manager. Manager shall promptly provide Owner with such information and explanation as may be, from time to time, requested by Owner in order to monitor compliance with or evaluate changes to such Approved Budget. Any staff changes, including salary, hourly compensation levels, and bonus plans must be approved in writing by Owner.

(b)       Manager shall charge all expenses to the proper account as specified in a list of accounts theretofore approved by Owner. Subject to the provisions of Section 2.7, Manager shall obtain Owner’s prior approval for any expenditure that exceeds the applicable amount in the Approved Budget unless: (i) the amount over budget does not exceed: (A) Two Hundred Fifty Dollars ($250), and (B) Five percent (5%) of the annual applicable amount in the Approved Budget, and (ii) is, in the Manager’s reasonable judgment, required for the operation of the Property.

(c)       During each calendar year, Manager shall inform Owner of any increases or decreases in costs and expenses not included in the Approved Budget as soon as Manager becomes aware of such changes.

2.5       Leasing. (a) Manager shall have the exclusive authority to negotiate and execute all leases and lease renewals for the Property and to advertise the availability for rental of the Property or any part thereof, and to display signs thereon, using a standard lease form approved by Owner. Manager shall not give free rental or discounts or rent concessions except in accordance with specific discretion or promotions approved in writing by Owner or with the prior written approval of Owner.

(b)        Manager shall not, without the prior written approval of Owner, give or continue any free rent or discounts or rental concessions to any employees, representatives or affiliates of Manager or anyone related to such employees, representatives or affiliates. Manager shall not lease any space in the Property to itself or to any of its employees, representatives or affiliates, without the prior written consent of Owner.

(c)        Manager shall investigate all prospective tenants in accordance with credit standards approved by Owner, and shall not rent to persons not meeting such standards. If requested by Owner, Manager shall obtain a credit check for all prospective tenants from a credit investigation service approved by Owner, and shall reasonably investigate and document references with respect to income verification and prior rental history. Manager shall retain such information for the duration of the tenancy, and shall make it available to Owner upon reasonable notice. Manager does not guarantee the accuracy of any such information or the financial condition of any tenant.

(d)       Manager and Owner agree that there shall be no discrimination against or segregation of any person or group of persons on account of age, race, color, religion, creed, handicap, sex or national origin in the leasing or occupancy of the Property, nor shall Owner or Manager permit any such practice or practices of discrimination or segregation with respect to the selection, location, number or occupancy of tenants. In addition, Manager shall comply with all applicable local, state, and Federal regulations regarding non-discrimination.

2.6       Collection of Rents and Other Income. Manager shall regularly bill all tenants and use its best efforts to collect all rent and other charges due and payable from all tenants or from others for services provided in connection with the Property. Manager is authorized on behalf of Owner to initiate legal action for the collection of all amounts due Owner under tenant leases and enforcements of the terms of said leases. Manager shall deposit promptly all monies so collected in the Operating Account.

2.7       Repairs and Maintenance. (a) Manager shall maintain the buildings, appurtenances and grounds of the Property, other than areas which are the responsibility of tenants, including, without limitation, all ordinary and extraordinary repairs, cleaning, painting, decorations and alterations including electrical, plumbing, carpentry, masonry, elevators and such other routine repairs as are necessary or reasonably appropriate in the course of maintenance of the Property (subject to the limitations of this Agreement). In cases of emergency, Manager may make expenditures for repairs in excess of Manager’s normal authority without prior approval of Owner, if Manager believes in good faith that such expenditures are immediately necessary to prevent damage or injury, to comply with a governmental requirement, or to avoid the suspension of any necessary service to the Property. Manager shall inform Owner of any such emergency as soon as reasonably practical, but no later than before the end of the next business day.

(b)       Manager shall take all reasonable precautions against fire, vandalism, burglary and trespass to the Property. Manager shall use reasonable diligence to require each tenant to comply with its obligations to maintain its respective leased premises pursuant to its lease.

2.8       Capital Expenditures. (a) The Approved Budget shall constitute authorization for Manager to make any budgeted capital expenditures; provided that the Manager follows the bid procedures prescribed below unless Owner specifically waives such bid procedures or approves a particular contract. All other capital expenditures shall be subject to written approval of Owner. Unless Owner specifically waives such requirements or approves a particular contract, Manager shall solicit competitive bids for capital expenditures or new or replacement equipment as follows: (a) Manager shall obtain a minimum of two (2) written bids for each purchase; (b) Manager shall solicit each bid according to a specification approved by Owner so that uniformity will exist in the bid quotes; (c) for capital expenditures where all bids exceed $5,000, Manager shall provide Owner with all bid responses accompanied by Manager’s recommendations as to the most acceptable bid (such recommendations shall be in writing if Manager advises acceptance of other than the lowest bidder); and (d) for capital expenditures where all bids exceed $5,000, Owner may accept or reject any bid. Owner will promptly communicate to Manager its acceptance or rejection of bids.

(b)       Manager shall assist and cooperate with Owner in management of capital improvement construction projects; and shall provide access to the Property and other reasonable accommodations for any such projects.

(c)       Manager shall ensure and verify that, as required, each entity providing services to the Property holds a valid license in, and meets all the requirements of, the state, county, and/or municipality where the work is to be performed.

2.9        Service Contracts, Supplies and Equipment. In its capacity as agent for Owner, Manager is authorized to contract on behalf of Owner for electricity, gas, fuel, water, telephone, rubbish hauling and other services or such of them as Manager shall deem advisable. It is agreed that Manager shall execute such contracts expressly as agent for Owner, and Owner shall ratify and approve all such service contracts if requested by the Manager or service provider. Each such service contract shall (a) be in the name of Owner, (b) be assignable, at Owner’s option, to Owner’s designee, (c) be for a term not to exceed one (1) year, (d) be cancelable by Owner or Manager upon no more than 30 days’ written notice, for any reason or no reason at all, without fee or penalty, and (e) require that all contractors provide evidence of insurance as set forth in Section 3.3. Unless Owner specifically waives such requirements or approves a particular contract, either by memorandum or as an amendment to the contract, all service contracts shall be subject to bid under the procedure as specified in Section 2.8.

(b)       If this Agreement terminates for any reason, Manager, at Owner’s option, shall assign to Owner or its designee all of Manager’s interest in all service agreements pertaining to the Property.

(c)        Manager shall procure all janitorial and maintenance supplies, tools and equipment, restroom and toilet supplies, light bulbs, paints, and similar supplies necessary for the efficient and economical operation and maintenance of the Property. Such supplies and equipment shall be the property of Owner. All such supplies, tools, and equipment shall be delivered to and stored in the Property and shall be used only in connection with the management, operation, and maintenance of the Property.

(d)       Manager shall use its best efforts to procure all goods, supplies or services at the lowest cost available from reputable sources in the metropolitan area where the Property is located. In making any contract or purchase hereunder, Manager shall use its best efforts to obtain favorable discounts for Owner and all discounts, rebates or commissions under any contract or purchase order made hereunder shall inure to the benefit of Owner. Manager shall make payments under any such contract or purchase order to enable Owner to take advantage of any such discount. Manager shall not request or accept any compensation in any form for selecting or continuing to use a supplier of goods or services for the Property.

2.10     Taxes, Mortgages. Manager, unless otherwise requested, shall pay bills for real estate and personal property taxes, general and special real property assessments and other like charges which are or may become liens against the Property. Manager shall report such taxes or assessments to Owner in a timely fashion and obtain Owner’s approval prior to Manager’s payment thereof. Manager, if requested by Owner, will cooperate to prepare an application for correction of the assessed valuation (in cooperation with representatives of Owner) to be filed with the appropriate governmental agency. Manager shall pay, within the time required to obtain discounts, from funds provided by Owner or from the Operating Account, all utilities, real estate and personal property taxes, general and special real property assessments and other like charges and any lease, mortgage, deed of trust or other security instrument, if any, affecting the Property.

2.11     Tenant Relations. Manager will use its best efforts to develop and maintain good tenant relations in the Property. At all times during the term hereof, Manager shall use its best efforts to retain qualified existing tenants in the Property and, after completion of the initial leasing activity, to retain the new tenants. Manager shall use its best efforts to secure compliance by the tenants with the terms and conditions of their respective Leases.

2.12     Conduct of Other Business. Without the prior written approval of Owner, Manager will allow no business other than the management and operation of the Property to be conducted by Manager’s employees or by any other person on or from the Property, including the on-site management offices.

2.13      Miscellaneous Duties. Manager shall (a) maintain at Manager’s office at Manager’s address as set forth in Section 13.1 and make readily accessible to Owner, orderly files containing rent records, insurance policies, leases and subleases, correspondence, receipted bills and vouchers, bank statements, canceled checks, deposit slips, debit and credit memos, and other documents and papers considered material by Manager or expressly requested by Owner pertaining to the Property or the operation thereof; (b) provide reports for Owner’s accountants in the preparation and filing by Owner of each income or other tax return required by any governmental authority as well as reports required by any lender or a lienholder on the property; (c) prepare and file timely all necessary forms for unemployment insurance, withholding and social security taxes and all other tax and other forms relating to employment of Manager’s employees; (d) consider and record tenant service requests in systematic fashion showing the action taken with respect to each, and investigate and report to Owner in a timely fashion with appropriate recommendations all complaints of a nature which might have a material adverse effect on the Property or the Approved Budget; (e) render an inspection report, an assessment for damages and a recommendation on the disposition of any deposit held as security for the performance by the tenant under its lease with respect to each premises vacated; (f) check all bills received for the services, work and supplies ordered in connection with maintaining and operating the Property and, except as otherwise provided in this Agreement, pay such bills when due and payable and, in no event, later than thirty (30) days after Manager’s receipt of such bills; and (g) not knowingly permit the use of the Property for any purpose that might void any policy of insurance held by Owner or which might render any loss thereunder uncollectible, or which might violate any applicable law, rule or ordinance. All such records are the property of Owner and will be delivered to Owner upon request.

ARTICLE 3. INSURANCE

3.1        Insurance. (a) Subject to Section 2.2, Owner, at its expense, will obtain and keep in force adequate insurance against physical damage (such as fire) and against liability for loss, damage or injury to property or persons which might arise out of the occupancy, management, operation or maintenance of the Property. The aggregate coverage for commercial general liability insurance maintained hereunder shall not be for less than Five Million Dollars ($5,000,000). Owner shall include Manager as an additional insured in all liability insurance maintained with respect to the Property. Owner shall furnish to the Manager certificates evidencing the existence of such insurance.

(b)       In lieu of complying with Section 3.l(a) above, Owner may request that Manager maintain the insurance required under Section 3.l(a). If such a request is made by Owner, Manager shall use its best effort to comply with such request. If Manager obtains and maintains the requested insurance under Section 3.l(a), Owner shall reimburse Manager for actual cost of such insurance.

(c)       Manager shall advise Owner in writing and make recommendations with respect to the proper insurance coverage for the Property, taking into account the insurance requirements set forth in any mortgage on the Property, shall furnish such information as Owner may reasonably request to obtain insurance coverage and shall aid and cooperate in every reasonable way with respect to such insurance and any loss thereunder. Owner shall include in its hazard policy covering the Property all personal property, fixtures and equipment located thereon which are owned by Owner. Owner acknowledges that Manager is not a licensed insurance agent or insurance expert and will seek its own advice on the proper insurance for the Property. Owner shall not be required to cover Manager’s furniture, furnishings or fixtures situated at the Property, and each of Manager and Owner shall to the extent available, include in their respective policies appropriate clauses pursuant to which the respective insurance carriers shall waive all rights of subrogation with respect to losses payable under such policies.

(d)       Manager shall promptly investigate and promptly submit a written report to the insurance carrier and Owner as to all accidents and claims for damage relating to the ownership, operation and maintenance of the Property, any damage to or destruction of the Property and the estimated costs of repair thereof, and at Owner’s request prepare and file with the insurance company in a timely manner and otherwise as the insurance company requires all reports in connection therewith. Manager shall take no action (such as admission of liability) which might preclude Owner from obtaining any protections provided by any policy held by Owner or which might prejudice Owner in its defense to a claim based on the applicable loss. Manager shall settle all claims against insurance companies arising out of any policies, including the execution of proofs of loss, the adjustment of losses, signing and collection of receipts and collection of money, except that Manager shall not settle claims in excess of $1,000 without the prior written approval of Owner.

3.2       Employees, Contractor’s, Subcontractor’s Insurance. For all of Manager’s employees and all contracts or work orders procured by Manager, Manager shall maintain and require all contractors and subcontractors entering upon the Property to perform services to maintain insurance coverage at the contractor’s or subcontractor’s expense, in the following minimum amounts: (a) Worker’s Compensation insurance for the statutory amount or Five Hundred Thousand Dollars ($500,000), whichever is higher; (b) employer’s liability insurance for the statutory amount or Five Hundred Thousand Dollars ($500,000), whichever is higher; (c) comprehensive auto liability insurance covering the use of all owned, non-owned and hired automobiles with bodily injury and property damage limits of One Million Dollars ($1,000,000) per occurrence; and (d) commercial general liability with a combined single limit of at least Five Million Dollars ($5,000,000) as to Manager and One Million Dollars ($1,000,000) as to contractors and subcontractors. Manager shall obtain Owner’s permission before altering or waiving any of the above requirements or limits. For any contract or series of related contracts with the same party which total in excess of Five Thousand Dollars ($5,000), Manager shall obtain and keep on file a certificate of insurance which shows that each contractor and subcontractor is so insured and which names Owner, Property Manager and Property as additional insureds.

3.3       Waiver of Subrogation. To the extent available, all insurance policies obtained relating to the Property shall contain language whereby the insurance carrier thereunder waives all rights of subrogation with respect to losses payable under such policies.

ARTICLE 4. FINANCIAL REPORTING AND RECORDKEEPING

4.1       Books of Accounts. Manager shall maintain adequate and separate books and records for the Property with the entries supported by sufficient documentation to ascertain their accuracy with respect to the Property. Manager shall maintain such books and records at Manager’s office at Manager’s address as set forth in Section 13.1. Manager shall ensure such control over accounting and financial transactions as is reasonably necessary to protect Owner’s assets from theft, error or fraudulent activity. To the extent not reimbursed by insurance proceeds, Manager shall bear losses arising from such instances, including, without limitation, the following: (a) theft of assets by Manager or its employees or affiliates; (b) overpayment or duplicate payment of invoices arising from either fraud or gross negligence, unless reimbursement or credit is subsequently received; (c) overpayment of labor costs arising from either fraud or gross negligence, unless reimbursement or credit is subsequently received; (d) overpayment resulting from kickbacks from suppliers to Manager or its employees or affiliates arising from the purchase of goods or services for the Property; and (e) unauthorized use of facilities by Manager or its employees or affiliates.

4.2       Financial Reports. No later than the twentieth (20th) day of each month, Manager shall furnish to Owner an income statement, balance sheet and general ledger for the prior month. These reports shall show all collections, delinquencies, uncollectible items, expenses, vacancies and other matters requested by Owner pertaining to the management, operation, and maintenance of the Property during the month. Manager also shall deliver to Owner within 15 days after the termination of this Agreement, a balance sheet for the Property. The statement of income and expenses, the balance sheet, and all other financial statements and reports shall be prepared on an accruals basis as directed by Owner. Manager shall also provide Owner or any third party (as directed by Owner) any financial reports as the Owner may require from time to time.

4.3       Supporting Documentation. As additional support to the monthly financial statement, unless otherwise directed by Owner, Manager shall maintain and make available at Manager’s office at Manager’s address as set forth in Section 13.1 copies of the following: (a) all bank statements, bank deposit slips, bank debit and credit memos, canceled checks, and bank reconciliations; (b) detailed cash receipts and disbursement records; (c) detailed trial balance for receivables and payables and billed and unbilled revenue items; (d) rent roll of tenants; (e) paid invoices (or copies thereof); (f) summaries of adjusting journal entries as part of the annual audit process; (g) supporting documentation for payroll, payroll taxes and employee benefits for Manager’s employees; (h) appropriate details of accrued expenses and property records; (i) any other information requested by Owner regarding the operation of the Property necessary for preparation of tax returns for Owner; and (i) rent and occupancy surveys of competition (quarterly only).

In addition, Manager shall deliver to Owner with the monthly financial statement copies of the documents described above in (a) (statements and reconciliations only), (b), (c), (d), and (h), on a monthly basis, and (i), on a quarterly basis.

ARTICLE 5. OWNER’S RIGHT TO AUDIT

5.1        Owner’s Right to Audit. (a) Owner, or persons appointed by Owner, may examine all books, records and files maintained for Owner by Manager. Owner may perform any audit or investigations relating to Manager’s activities either at the Property or at any office of Manager if such audit or investigation relates to Manager’s activities for Owner.

(b)        Should Owner or its appointees discover either weaknesses in internal control or errors in recordkeeping, Manager shall correct such discrepancies within a reasonable period of time. Manager shall inform Owner in writing of the action taken to correct any audit discrepancies.

ARTICLE 6. BANK ACCOUNTS

6.1       Operating Account. Unless Owner specifies otherwise, Manager shall deposit on a daily basis, all rents and other funds collected from the operation of the Property in a bank designated by Owner in a special deposit account (the “Deposit Account”) for the Property to be maintained by Owner. Manager shall also maintain in a bank designated by Owner a disbursement trust account such trust account and withdrawals therefrom (such trust account together with and any interest earned thereon, shall hereinafter be referred to as the “Operating Account”) for the benefit of the Owner. Manager shall maintain books and records of the funds deposited in the Deposit Account and withdrawals from the Operating Account. Owner shall deposit in the Operating Account an amount equal to the expenses set forth in the Approved Budget as requested in writing by Manager, less expenses directly paid by Owner. Unless Owner specifies otherwise, Manager shall pay from the Operating Account the operating expenses of the Property and any other payments relative to the Property as required by this Agreement. If more accounts are necessary to operate the Property, each account shall have a unique name.

6.2       Security Deposit Account. Manager shall, if required by law, maintain one or more separate interest-bearing accounts for tenant security deposits known collectively as the Oak Terrace Security Deposit Account. The Oak Terrace Security Deposit Account shall be maintained in accordance with applicable state or local laws, if any, and shall be maintained in an institution in which the Oak Terrace Security Deposit Account is insured by the FDIC and which Oak Terrace Security Deposit Account balances shall not exceed levels which are fully insured by FDIC.

6.3       Change of Banks. Owner may direct Manager to change a depository bank or the depository arrangements.

6.4       Access to Account. Owner shall not be responsible for, and Manager shall defend, indemnify and hold Owner harmless for, from and against, any loss, liability, cost or expense, or other consequences of any kind, resulting from Manager’s loss of Operating Account funds (or funds that should have been deposited in the Operating Account by Manager) or use of Operating Account funds other than for the benefit of Owner or the Property, except for losses due to bank failure or any action of Owner.

ARTICLE 7. PAYMENTS OF EXPENSES

7.1       Costs Eligible for Payment from Operating Account. Unless otherwise expressly provided in this Agreement, all costs and expenses paid or incurred by Manager in carrying out any of its duties or performing any of its obligations pursuant to and in accordance with this Agreement shall be paid out of the Operating Account or otherwise reimbursed by Owner. Unless Owner specifies otherwise, Manager shall pay first, all management fees due to Manager; second, all payroll expenses; and then all expenses of the operation, maintenance and repair of the Property included in the Approved Budget directly from the Operating Account, subject to any applicable conditions set forth in this Agreement. Without limiting the generality of any other provision of this Agreement, it is hereby expressly acknowledged and agreed that, except as expressly provided in Article 8, all salaries, wages and other compensation included in the Approved Budget to be paid to Manager’s employees, and all other routine expenses related to such employees, including without limitation social security taxes, worker’s compensation insurance premiums and unemployment insurance, shall be reimbursed to Manager. All other amounts payable with respect to the Property shall be payable from the Operating

Account only to the extent approved by Owner, as provided in this Agreement. If there are not sufficient funds in the account to make any such payment, Manager shall notify Owner, if possible, at least ten (10) business days prior to any delinquency so that Owner has an opportunity to deposit sufficient funds in the Operating Account to allow for such payment prior to the imposition of any penalty or late charge. No later than the twentieth (20th) day of each month, Manager shall advise Owner of the amount of unexpended funds that are no longer required to remain in the Operating Account for expenses included in the Approved Budget, other expenses approved by Owner, or funds reserved for contingencies approved by Owner, in order to allow Owner to calculate the amount of funds to be left or deposited in the Operating Account pursuant to Section 6.1.

ARTICLE 8. MANAGER’S COST NOT TO BE REIMBURSED

8.1       Non-reimbursable Costs. The following expenses or costs incurred by or on behalf of Manager in connection with the performance of any obligation pursuant to this Agreement shall be at the sole cost and expense of Manager and shall not be reimbursed by Owner: (a) general accounting and reporting services within the reasonable scope of the Manager’s responsibility to Owner; (b) cost of forms, papers, ledgers, and other supplies and equipment used for the Management of the Property in the Manager’s office at any location other than the Property; (c) cost of electronic data processing equipment, including personal computers located at Manager’s office off the Property for preparation of reports, information and returns to be prepared by Manager under the terms of this Agreement; (d) cost of electronic data processing, including related Federal Express charges, provided by computer service companies for preparation of reports, information and returns to be prepared by Manager under the terms of this Agreement, to the extent in excess of what is included in the Approved Budget; (e) cost of routine travel by Manager’s employees to and from the Property; (f) cost attributable to losses arising from gross negligence or fraud on the part of Manager or its employees or affiliates; (g) cost of insurance purchased by Manager for its own furniture, furnishings and fixtures, excess liability coverages or other coverages that Owner has not agreed to provide under this Agreement or by subsequent approval; (h) cost attributable to physical damage to the Property arising from the acts or omissions of Manager or its employees or affiliates not paid for by insurance; (i) to the extent not reimbursable to Manager under Section 7.1, the salaries, wages, and other compensation and expenses, including social security, taxes, worker’s compensation insurance and unemployment insurance, for Manager’s employees; (j) all overhead and indirect expenses of Manager’s office(s) off the Property, including, but not limited to, communication costs (telephone, postage, etc.), computer rentals or time, supplies (paper, envelopes, business forms, checks, payroll forms and record cards, forms for governmental reports, etc.), printing, equipment, insurance (other than insurance provided at Owner’s expense under Article 3), fidelity bonds, taxes and license fees, and general office expenses; (k) any expenses of Manager related to the management or operation of any other site; and (1) any costs of recruiting or terminating any employee of Manager in excess of Five Hundred Dollars ($500) for advertising for recruitment of each available position incurred without prior written approval from Owner of such cost.

8.2       Payroll Taxes. Manager shall have full and exclusive responsibility and liability for payment of all Federal, State, and local payroll taxes and for contributions for unemployment insurance, Social Security (FICA.), and other benefits imposed or assessed under any provision of law or by regulation, and which are measured by salaries, wages or other remuneration paid or payable by Manager to Manager’s employees or other persons engaged by Manager to perform any work in connection with the Property or this Agreement or indicated herein. Manager shall have full and exclusive responsibility and liability for the withholding and payment of any income taxes required to be withheld from the wages or salaries of said employees under any provision of law or regulation. Manager agrees to indemnify, defend, and save Owner harmless from all claims for penalties, interests or costs which may be assessed under any law or any rules or regulations thereunder with respect to its failure or inability to perform the aforesaid responsibilities.

8.3        Litigation. Manager will be responsible for and shall indemnify, defend and hold Owner harmless for, from and against, all liabilities, costs, legal fees and other expenses relating to disputes with Manager’s employees, including without limitation claims for worker’s compensation, discrimination, harassment or wrongful termination.

ARTICLE 9. COMPENSATION

9.1       Management Compensation. Manager shall receive, for its services in managing the Property in accordance with the terms of this Agreement, a monthly management fee (the “Management Fee”) calculated as follows: three percent (3.0%) of Gross Revenues (defined below) for the first Two Hundred Thousand Dollars ($200,000.00) of monthly Gross Revenues, and thereafter five percent (5.0%) of monthly Gross Revenues in excess of $200,000.00. (for example, if Gross Revenues for a given month are $250,000, then Manager would be entitled to a monthly Management Fee for that month equal to $8,500 ([3% x $200,000=$6,000] + [5% x $50,000=$2,500].) “Gross Revenues” shall mean all gross rental receipts from the operations of the Property, including without limitation proceeds from rent insurance, security deposits when and to the extent credited to rent, vending machine revenue and any net proceeds from the sale of tenant property to the extent credited to rent, and excluding only (a) security deposits received from tenants and interest accrued thereon for the benefit of the tenant until such deposits or interest are applied to rent, (b) advance rents until the month in which payments are to apply as rental income, (c) reimbursements by tenants for work done for that particular tenant, (d) proceeds from the sale or other disposition of all or any part of the Property, (e) insurance proceeds received by the Owner as a result of any insured loss (except proceeds from rent insurance), (f) condemnation proceeds, (g) proceeds from capital and financing transactions, (h) income derived from interest on investments or otherwise, (i) tax refunds or abatement of taxes, (i) discounts and dividends on insurance policies, and (k) the value of rental or promotional concessions, even if revenue is recorded for the value thereof in the accounting records for the Property. If a new source of revenue attributable to the Property arises after the date hereof, Manager and Owner will determine to what extent such revenue shall be included in Gross Revenues. The Management Fee shall be payable monthly following calculation thereof upon submission of a monthly statement from the Operating Account or from other funds timely provided by Owner. Upon termination of this Agreement, the parties will prorate the Management Fee on a daily basis to the effective date of such cancellation or termination.

ARTICLE 10. TERMINATION

10.1      Termination Upon Default. Each of the following occurrences shall constitute a “Default” by Manager: (a) Manager ceases to do business; (b) loss or forfeiture of Manager’s real estate brokerage license, if such license is legally required as a condition to manage or lease the Property, and Manager’s failure to recover said license (or to obtain temporary permission to manage the Property pending disposition of any reinstatement) within ten (10) business days after delivery of written notice to Manager of such loss or forfeiture; (c) any embezzlement or misappropriation of funds by or with the knowledge of any officer, director or member of Manager or any affiliate of Manager; (d) any bankruptcy, insolvency or assignment for the benefit of the creditors of Manager initiated (1) by Manager or (2) by creditors of Manager and not stayed or dismissed within thirty (30) days; and (e) any breach by Manager of any of its obligations under this Agreement.

In the event of a Default described in clauses (a), (b), (c) and (d), Owner may terminate this Agreement immediately upon notice to Manager. In the event of a Default described in clause (d), this Agreement shall terminate automatically upon the first to occur of the filing of a voluntary or involuntary petition in bankruptcy, the date of insolvency of Manager or the date of any assignment for the benefit of creditors of Manager. In the event of a Default described in clause (e), Owner shall notify Manager that this Agreement shall terminate if such Default is not cured within fifteen (15) days of such notice and shall describe the Default in such notice sufficiently for Manager to identify and cure the Default. If cure of such Default requires more than fifteen (15) days and Manager has commenced and thereafter diligently continues its efforts to cure such breach, then such fifteen-day period shall be extended for the reasonable amount of time needed to complete such efforts. If Manager fails to cure such breach within the required period, this Agreement shall terminate at the end of such period. Failure of Owner to give notice to Manager for Manager’s Default hereunder shall not constitute a waiver by Owner of its rights and remedies against Manager.

10.2     Termination Without Default. Owner shall also have the right to terminate this Agreement in the absence of Default at any time upon not less than thirty (30) days written notice to Manager.

10.3     Termination by Manager. Manager shall have the right to terminate this Agreement at any time, with or without cause, upon sixty (60) days written notice to Owner. Manager shall also have the right to terminate this Agreement upon thirty (30) days written notice to Owner for non-payment of fees and expenses due Manager under the terms of this Agreement

10.4     Final Accounting. Upon termination of this Agreement for any reason, Owner shall pay Manager an amount equal to the Management Fee due Manager, prorated to the date of termination, less any amounts which may be due Owner from Manager; and Manager shall deliver to Owner the following: (a) a final accounting, setting forth the balance of income and expenses on the Property as of the date of termination, delivered within thirty (30) days after termination; (b) any balance or monies of Owner or tenant security deposits held by Manager with respect to the Property, delivered immediately upon termination; and (c) all materials and supplies, keys, books and records, contracts, leases, receipts for deposits, unpaid bills and other papers or documents which pertain to the Property, delivered within fifteen (15) days after termination.

For a period of sixty (60) days after such expiration or cancellation, Manager shall be available, through its senior executives familiar with the Property, to consult with and advise Owner or any person or entity succeeding to Owner as owner of the Property or such other person or persons selected by Owner regarding the operation and maintenance of the Property. In addition, Manager shall cooperate with Owner in notifying all tenants of the Property of the expiration and termination of this Agreement, and shall use reasonable efforts to cooperate with Owner to accomplish an orderly transfer of the operation and management of the Property to a party designated by Owner. Manager shall, at its cost and expense, promptly remove all signs wherever located indicating that it is the manager and replace and repair any damage resulting therefrom. Termination of this Agreement shall not release either party from liability for failure to perform any of the duties or obligations as expressed herein and required to be performed by such party for the period prior to the termination. Provisions of this Agreement that by their nature require a party to perform an obligation after termination in order to fulfil such obligation with respect to the period prior to termination shall survive the termination of this Agreement until fully performed.

ARTICLE 11. LENDER APPROVAL

11.1     Lender Approval. This Agreement may be subject to approval by lender(s) or lienholder(s) on the Property. If such an approval is required, this Agreement shall not go into effect until such approval is obtained. Manager agrees to use its best effects to assist and cooperate with the Owner in obtaining such approval.

ARTICLE 12. CONFLICTS

12.1     Conflicts. Manager shall not deal with or engage, or purchase goods or services from any affiliate or any company in which Manager or an affiliate has a financial interest, in connection with the management of the Property, without Owner’s prior written approval. Manager shall not give preference to the operations or leasing of any other property in which Manager or any affiliate of Manager directly or indirectly has an interest, including, but not limited to, other properties that Manager manages.

ARTICLE 13. NOTICES

13.1     Notices. All notices, demands, consents, approvals, requests, directions, instructions, requirements, procedures, policies, reports, information and other communications provided for in this Agreement shall be in writing and shall be given to Owner or Manager at the address set forth below or at such other address as they may specify hereafter in writing:

MANAGER:	Grace Management, Inc. 6225 42nd Avenue North Minneapolis, Minnesota 55422 Tel.: 763-544-9934 Fax: 763-544-9858 Attention: Eugene W. Grace
OWNER:	Oak Terrace Joint Venture, L.P. 199 S. Los Robles Avenue, Suite 200 Pasadena, CA 9 1 10 1 Tel.: 626.585.5920 Fax: 626.585.5929 Attention: John D. Anderson

Such notice or other communication shall be delivered by a recognized overnight delivery service providing a receipt, facsimile transmission, or mailed by United States registered or certified mail, return receipt requested, postage prepaid if deposited in a United States Post Office or depository for the receipt of mail regularly maintained by the post office. Notices sent by overnight courier shall be deemed given one (1) business day after delivery to such courier prior to its deadline for overnight service; notices sent by registered or certified mail shall be deemed given three (3) business days after deposit in a United State mailbox; and notices sent by facsimile transmission shall be deemed given as of the date sent (if sent prior to 5:00 p.m. Pacific Time and if receipt has been acknowledged by electronic transmission confirmation).

ARTICLE 14. MISCELLANEOUS

14.1      Assignment. Neither party may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party, which consent may be withheld in the party’s sole and absolute discretion, except that Owner may assign the Agreement without such consent to an affiliate, while retaining liability for the performance of the Agreement.

14.2     Consent and Approvals. Each party may give notices or other communications only by representatives from time to time, designated in writing by such party. Owner hereby initially designates W. Robert Kohorst, David I. Lesser, John D. Anderson and Peter J. Wilkinson. Manager hereby initially designates Eugene W. Grace, Mari Jo Grace and Jody Boedigheimer.

14.3     Gender; Definition of Affiliates. Each gender shall include each other gender. The singular shall include the plural and vice-versa. The term “affiliate” means, as to one party, an employee, officer, director, partner, member, shareholder or other representative of the party, or any person or entity (or a group of persons) which directly, or indirectly controls, is controlled by or is under common control with the party. “Control” includes the ownership of ten percent (10%) or more of the beneficial interest or the voting power of the appropriate entity.

14.4     Amendments. Each amendment, addition or deletion to this Agreement shall not he effective unless approved by the parties in writing.

14.5     Attorneys’ Fees. Each party agrees to pay the other party, if such party prevails by final judgment in a judicial, administrative or alternative dispute resolution proceeding, all costs and expenses, including reasonable attorney’s fees, incurred by the other party in connection with such other party’s enforcement of this Agreement.

14.6     Governing Law. This Agreement shall be governed by the laws of the state where the Property is located, without regard to the conflicts of law provisions thereof. The parties to this Agreement, and each of them, hereby consent and submit to the personam jurisdiction of the courts of that state for purposes of litigating any action arising under this Agreement. The parties hereto further agree that all disputes or controversies arising out of this Agreement, and any claim for relief or other legal proceeding filed to interpret or enforce the respective rights of the parties hereunder, shall be filed either in the state court or the United States District Court for the District where the Property is located.

14.7     Headings. All headings are only for convenience and ease of reference and are irrelevant to the construction or interpretation of any provision of this Agreement.

14.8     Representations. Manager represents and warrants that it is fully qualified and licensed, to the extent required by law, to manage and lease real estate and perform all obligations assumed by Manager hereunder. Manager shall comply with all such laws now or hereafter in effect.

14.9     Indemnification by Manager. Manager shall indemnify, defend and hold harmless Owner and its members, officers, employees and representatives for, from and against any and all claims, demands, causes of action, losses, damages, fines, penalties, liabilities, costs and expenses, including reasonable attorney’s fees and court costs (collectively, “Claims”), sustained or incurred by or asserted against Owner arising: (i) out of acts or omissions of Manager, its agents or employees; (ii) out of acts beyond the scope of Manager’s authority under this Agreement; and/or (iii) out of Manager’s acts or omissions relating to Manager’s employees or other personnel of Manager, to the extent such Claims are not covered by insurance maintained by Owner or Manager. If any person or entity makes a claim or institutes a suit against Owner on a matter for which Owner claims the benefit of the foregoing indemnification, then (a) Owner shall give Manager notice thereof in writing promptly and if possible in sufficient time for Manager to meet any applicable deadlines for responding; (b) Manager may defend such claim or action by counsel of its own choosing provided such counsel is reasonably satisfactory to Owner; and (c) neither Owner nor Manager shall settle any claim without the other’s written consent. This Section shall not be construed to release Owner from or indemnify Owner for a breach by Owner of any of the terms of this Agreement.

14.10    Indemnification by Owner. Owner shall indemnify, defend and hold harmless Manager and its members, officers., employees and representatives for, from and against any and all claims, demands, causes of action, losses, damages, fines, penalties, liabilities, costs and expenses, including reasonable attorney’s fees and court costs (collectively, “Claims”), sustained or incurred by or asserted against Manager by reason of the operation, management, and maintenance of the Property and the performance by Manager of Manager’s obligations under this Agreement, but only if the Claims arise out of Owner’s willful acts or omissions and: (i) only to the extent of Owner’s interest in the Property, and (ii) only to the extent such Claims are not covered by insurance maintained by Owner or Manager. If any person or entity makes a claim or institutes a suit against Manager on a matter for which Manager claims the benefit of the foregoing indemnification, then (a) Manager shall give Owner notice thereof in writing promptly and if possible in sufficient time for Owner to meet any applicable deadlines for responding; (b) Owner may defend such claim or action by counsel of its own choosing provided such counsel is reasonably satisfactory to Manager; and (c) neither Manager nor Owner shall settle any claim without the other’s written consent. This Section shall not be construed so as to release Manager from or indemnify Manager for any liability for a breach by Manager of any of the terms of this Agreement.

14.11   Complete Agreement. This Agreement shall supersede and take the place of any and all previous agreements entered into between the parties with respect to the management of the Property.

14.12   Status of Manager. Nothing in this Agreement shall cause Manager and Owner to be joint venturers or partners of each other, and neither shall have the power to bind or obligate the other party by virtue of this Agreement, except that Manager shall be the agent of and have authority to bind Owner for actions taken within the scope of and in accordance with the terms of this Agreement. Except as otherwise provided herein, nothing in this Agreement shall deprive or otherwise affect the right of either party or its affiliates to own, invest in, manage, or operate, or to conduct business activities which compete with the business of the Property.

14.13    Severability. If any provisions of this Agreement, or application to any party or circumstances, shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement, or the application of such provision to other parties or circumstances, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

14.14    No Waiver. The failure by either party to insist upon the strict performance of or to seek remedy of any one of the terms or conditions of this Agreement or to exercise any right, remedy, or election set forth herein or permitted by law shall not constitute or be construed as a waiver or relinquishment of such term, condition, right, remedy or election, but such item shall continue and remain in full force and effect. All rights or remedies of either party specified in this Agreement and all other rights or remedies that either party may have at law, in equity or otherwise shall be distinct, separate and cumulative rights or remedies, and no one of them, whether exercised or not, shall be deemed to be in exclusion of any other right or remedy. Any consent, waiver or approval by either party of any act or matter must be in writing and shall apply only to the particular act or matter to which such consent or approval is given.

14.15    Binding Effect. This Agreement shall be binding on and inure to the benefit of the parties and their respective successors and permitted assigns.

14.16    Enforcement of Manager’s Rights. In the enforcement of its rights under this Agreement, Manager shall not seek or obtain a money judgment or any other right or remedy against any party other than Owner and any affiliate to which Owner may have assigned this Agreement. Manager shall enforce its rights and remedies solely against the interest of Owner and any such affiliate in the Property or the proceeds of the operation or any sale or refinancing of all or any portion of the Property or of Owner’s or any such affiliate’s interest therein.

[SIGNATURES ARE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

“OWNER”
OAK TERRACE JOINT VENTURE, L.P., a Kansas limited partnership
By:	Millenium Oak Terrace, LLC
a California limited liability company
its general partner

By:	Millenium Management, LLC
a California limited liability company

By:	/S/ W. ROBERT KOHORST
Name:	W. Robert Kohorst
Its:	President

“MANAGER”
GRACE MANAGEMENT, INC., a Texas corporation

By:	/S/ EUGENE W. GRACE
Name:	Eugene W. Grace, CPM®
Its:	President

EXHIBIT A

FORM OF APPROVED BUDGET

EXHIBIT B

FORMS OF BUSINESS PLAN AND FIVE-YEAR PLAN

July 16, 2006

Eugene W. Grace

President

Grace Management, Inc.

6225 42nd Avenue North

Minneapolis, Minnesota 55422

Re:	Property Management Agreement-Oak Terrace Active Retirement Center

Letter Agreement

Dear Mr. Grace:

This will confirm our understanding regarding that certain Property Management Agreement dated as of July 16th, 2006 (the “Agreement”) by and between Oak Terrace Joint Venture, L.P. (“Owner”) and Grace Management, Inc. (“Manager”). Any terms not defined herein shall have the meanings ascribed to them in the Agreement.

I .

Notwithstanding the provisions of subsection 2.5(h), the parties agree that Manager’s regional and corporate management personnel who are visiting the Property for purposes of property and management inspection may occupy a guest apartment (provided one is available) for up to three (3) nights, for such purposes.

2.

Notwithstanding the provisions of subsection 2.9(h), Owner acknowledges that Manager has entered into certain special purchasing programs and pricings listed on Exhibit I attached hereto and made a part hereof, which are non-assignable (the “Non-assignable Agreements”). Owner agrees that Manager shall not be obligated to assign to Owner or its assignee the Non-assignable Agreements to the extent it is prohibited from doing so.

3.

Manager will apply for, obtain, and maintain in the name of the Owner and/or Manager, if required, all licenses and permits required for the Property or in connection with the management and operation of the Property. Owner will supply such information and materials as Manager may reasonably require to fulfill its obligations. The cost of complying with this provision shall he included in the Approved Budget and paid out the Operating Account.

4.

Notwithstanding the provisions of subsection 4.2, the parties agree that upon the termination of this management agreement, the Manager will have 45 days to finalize the final accounting records. The parties understand that it may take 30 days or longer to request a final workman’s compensation audit and confirm remaining liabilities and outstanding hank checks for the property.

5.

Notwithstanding the provisions of subsection 6.1 the parties agree that the bank accounts for the property can be designed by Owner but will be in the name of the Manager, in trust of the property operating account will be a separate account maintaining a minimum balance equal to or greater than two weeks payroll responsibility. Excess cash will be deposited in Owner controlled account as instructed by Owner.

6.	Except as set forth herein, the Agreement shall remain in full force and effect. Please acknowledge your agreement to the foregoing by signing this Letter Agreement in the space provided below.

OAK TERRACE JOINT VENTURE, L.P., a Kansas limited partnership
By:	Millenium Oak Terrace, LLC
a California limited liability company
its general partner

By:	Millenium Management, LLC
a California limited liability company

By:	/S/ W. ROBERT KOHORST
Name:	W. Robert Kohorst
Its:	President

ACCEPTED AND AGREED
GRACE MANAGEMENT, INC., a Texas corporation

By:	/S/ EUGENE W. GRACE
Name:	Eugene W. Grace, CPM®
Its: Date:	President July 6, 2006

EXHIBIT I

Grace Management, Inc. has established corporate purchasing programs based on our national purchasing activities with a number of national providers that offer preferred pricing to Grace Management, lnc. This benefits our clients during the time of our contractual responsibilities. These agreements are not transferable to others.

1. Tidewater Group Purchasing also referred to as Omnicare, Inc.

2. Sysco Supply, Inc.

3. Direct Supply, Inc.

4. Office Depot

5. United Laboratories, Inc.

6. Grainger

7. Home Depot Supply

8. Sherwin Williams

9. BB&T Insurance Services, Inc.